Exhibit 23.2

Consent of KPMG LLP

The Board of Directors

Bigchalk, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-99982, 333-48425, and 333-93099) on Form S-8 of ProQuest Company (formerly known as Bell & Howell Company) and in the registration statement (No. 333-59450) on Form S-3 of ProQuest Company of our report dated March 22, 2002 relating to the consolidated balance sheets of Bigchalk.com, Inc. (formerly known as bigchalk.com, inc.) and subsidiaries, as of December 31, 2001, and the related consolidated statements of operations, equity (deficit), and cash flows for the years ended December 31, 2001 and 2000, which report appears in the fiscal 2002 annual report on Form 10-K of ProQuest Company.

Chicago, Illinois

March 27, 2003